Exhibit 1

AudioCodes

Connecting Networks...

AUDIOCODES LTD. 2005 ANNUAL REPORT

Convergence
Diversity
Beyond
Partnership
Innovation

Contents

P.2

P.3

P.4

P.6

P.8

P.10

P.12

P.14

P.17

About AudioCodes

Financial Highlights

Market Overview Convergence

Technology Innovation

Products Diversity

Partners Partnership

Vision Beyond

Letter to Our Shareholders

Financials

In a galaxy of IP communication, AudioCodes shines the way to connecting networks. AudioCodes has created a viable point of entry into a world of Voice over IP-based services. It has opened up a gateway to VoIP network deployment opportunities for Network Equipment Providers. System Integrators and the Telecom Operators they serve. Operating in a dynamic technological space, AudioCodes’ dedicated roadmap is solid and reliable, focusing efforts on product development and its capabilities in the VoIP space.

AudioCodes has delivered on its promise of providing cutting-edge IP communications. By linking research, technology and expertise to create industry breakthroughs, AudioCodes has developed an all encompassing product range. The introduction of Fixed Mobile Convergence, IMS, Voice over Broadband and SIP applications are fundamental in the shaping of our ongoing product vision.

By synchronizing its efforts with select partners AudioCodes is able to transfer diversified solutions to key players in the VoIP arena. AudioCodes has enabled their channels and System Integrator partners to build open, customized networks for their markets. Demonstrating its sincerity to forge mutually beneficial connections, AudioCodes has extended its presence by establishing additional offices globally. Its strengthened position in the local marketplace enables the company to continue to evolve and develop direct relationships with key service providers worldwide.

AudioCodes highly skilled staff is dedicated to advancing the company’s vision and aims. Intellect, innovation and uniqueness combine to provide AudioCodes reliable and cost effective technology. Facing the future, AudioCodes looks forward to continuing to operate as a leader in the VoIP industry.

- p . 1 -

AUDIOCODES LTD, AND ITS SUBSIDIARY 2005 ANNUAL REPORT

AudioCodes

AudioCodes Ltd. (NASDAQ: AUDC), Your Gateway to VoIP, provides innovative, reliable and cost-effective Voice over Packet (VOP) technology and Voice Network products to OEMs, Network Equipment Providers, Service Providers and System Integrators worldwide. AudioCodes provides a diverse range of flexible, comprehensive media gateway and media processing technologies (based on VolPerfect™ - AudioCodes’ underlying, best-of-breed, core media gateway architecture) and Session Border Controllers (SBCs). The company is a market leader in product development, focused on VoIP Media Gateway, Media Server and SBC technologies and network products.

AudioCodes has deployed tens of millions of media gateway and media server channels globally over the past few years and is a key originator of the ITU G.723.1 standard for the emerging Voice over IP market. The Company is a VoIP technology leader focused on quality, having recently received a number one ranking from ETSI for outstanding voice quality in its media gateways and media servers.

AudioCodes voice network products feature media gateway and media server platforms for packet-based applications in the converged, wireline, wireless, broadband access, enhanced voice services and video markets.

AudioCodes enabling technology products include VoIP and CTI communication blades, VoIP media gateway processors and modules, and CPE devices. AudioCodes’ headquarters and R&D facilities are located in Israel with an R&D extension in the U.S. Other AudioCodes’ offices are located in Europe, the Far East, and Latin America.

- p . 2 -

AUDIOCODES LTD, AND ITS SUBSIDIARY 2005 ANNUAL REPORT

Financial Highlights

US $ in thousands (except per share data)

Year ended December 31,	2003	2004	2005

Revenues	44,228	82,756	115,827

Gross Profit	24,191	48,381	68,834

Research & Development, Net	15,476	20,009	24,415

Net Income (Loss)	(8,434)	5,006	13,436

Diluted Earnings (Loss) per Share	(0.22)	0.12	0.31

Shareholders’ Equity	106,518	121,985	139,106

QUARTERLY REVENUES 2005 (US $ in thousands)	REVENUES FOR LAST THREE YEARS (US $ in thousands)

- p . 3 -

AUDIOCODES LTD. AND ITS SUBSIDIARY 2005 ANNUAL REPORT

Convergence

- p . 4 -

AUDIOCODES LTD. AND ITS SUBSIDIARY 2005 ANNUAL REPORT

Ubiquity	Simplicity	Clarity	Freedom

VoIP is proving to be more than just a transient gimmick. It is proving to be the most compelling technology driving the rapidly shifting telecommunications market. By breaking down traditional divisions between wireline, wireless, cable and cellular networks VoIP is enabling different networks to converge.

Prior to IP becoming a key focus in telecommunications, each network featured exclusive capabilities that set it apart from others: cellular offered mobility; wireline offered fixed voice services and the added advantage of Internet access via DSL; and cable was the only means for video transport.

IP initiated a change to this equation. The quadruple-play mix of voice, video, data and mobility is currently an exciting, marketable trend. Everyone is looking to capitalize on its potential, including new competitive carriers who have not yet trenched cable, installed fiber or deployed a wireless base station. Their business models are based on ‘renting’ infrastructure from the incumbents and are currently offering services that were previously off limits.

Until recently, ‘convergence’ referred to data and voice over a single network. The term evolved - leading towards convergence, which is about connecting wireline, wireless and cable networks to a single last-mile access network. The term also refers to cross-device deployment of services, such as watching video over a mobile phone or accessing email and the Internet over a TV screen. Lastly, ‘convergence’ relates to offering distinct applications such as pre-paid voice, online gaming and video/voice conferencing through a single provider of various network solutions such as wireline, wireless and cable.

As a true pioneer of VoIP and VoP solutions, AudioCodes has solidly supported convergence, offering a best-of-breed VoIPerfectTM platform and state-of-art media gateways and media servers that were built with future-proof consistency. Making an impact on telecommunications today, AudioCodes’ focus on interoperability and open standards is in line with convergence on the network, service and device levels.

The telecommunications market is migrating to the combined services model. AudioCodes is facilitating this convergence by providing the most advanced voice infrastructure solution in the industry, enabling wireline/wireless Service Providers to deploy flexible networks featuring multi-play services. AudioCodes delivers this infrastructure to each segment of the market: equipment providers, carriers and the subscribers they serve.

- p . 5 -

AUDIOCODES LTD. AND ITS SUBSIDIARY 2005 ANNUAL REPORT

Innovation

From the early stages, AudioCodes set a goal of connecting different network types to the world of VoIP. We created a robust, future-proof technology platform – VoIPerfectTM – that facilitates the crossover from traditional circuit switching to the IP-based Voice over Packet standard. With the arrival of the new access-agnostic IMS architecture framework, we are seeing just how future-proof this platform and the rich functionality it supports have become.

Historically, VoIP was deployed to IP-enable legacy network types, including wireline, wireless and cable. Each of these networks however, essentially operated as a separate entity of activity where standards and protocols were network-specific according to type and did not compare nor be allowed to connect to other networks. For example, this meant that an application for voicemail on a wireless system was destined to be decidedly different than a voicemail application delivered over cable or legacy telephony.

IP Multimedia Subsystem (IMS) changes all of that by creating a common IP core network architecture capable of interfacing with each type of the access network. This will allow subscribers to receive services from multiple networks, including cellular, WiFi, WiMAX, cable, wireline and beyond.

In order to realize the IMS standardization roadmap, there are several challenges that need to be addressed. One of the widely understood challenges of the IMS architecture and Peer-to-Peer VoIP applications is that of transcoding, which AudioCodes is exploring.

Visionary Flexible Built-to-Last Open to Possibilities

Enabling true convergence means that media, voice and video gateways and servers have to support both wireline and wireless compression protocols and network behaviors. Moreover, there is the issue of investment protection. Carriers demand network equipment that is robust and flexible enough to be reconfigured and redeployed with relative ease as new applications, protocols and standards are introduced.

At AudioCodes, our premier media servers and gateways are future safe. Packed with technological innovation and developed with built-to-last foresight, they open up a world of service possibilities. AudioCodes delivers the promise of true cross-network interoperability and convergence inherent in the IMS agenda by helping to connect between a vision and a realization.

Diversity

The arrival of Next Generation Networks (NGNs) and IMS has created new opportunities for worldwide System Integrators (SI) and the carrier customers they serve. More and more Service Providers on the global scene are taking the best-of-breed network design approach, implementing their NGN networks based on a combination of multiple platforms from multiple vendors.

This best of breed designed network has become the turning point for the SI community where differentiation becomes crucial. The new business model will differentiate between those vendors who lock in their customers with end-to-end solutions and those migrating to the new IMS open architecture. It will also separate carriers that will implement true NGN, best-of-breed networks that are open to the rapid deployment of revenue-

generating services and applications, and the old-school model of carriers who deploy a single vendor infrastructure – who reduce their chances of achieving on the wide open horizons of this new era of service convergence.

Today’s System Integrators are expected to provide versatile network solutions that go far beyond the dedicated end-to-end wireline/wireless models they are used to producing. Carrier networks offering multiplay service variety can now be designed for deployment using standard protocols and interfaces, based on the new IMS architecture. As a result, SIs are expected to provide consulting expertise in addition to their traditional roles planners and integrators of networks. But the delivery is another question entirely.

- p . 8 -

AUDIOCODES LTD. AND ITS SUBSIDIARY 2005 ANNUAL REPORT

Broad
Applications
Foresight
Empowerment
Comprehensiveness

Ultimately, even the most proven System Integrators need to partner with additional equipment vendors in closing gaps. The single vendor model is dated; in going beyond their core competencies, leading equipment vendors and SIs cannot possibly provide every technology and product link in the intricate NGN chain. They need to seek versatile best-of-breed equipment from a variety of vendors.

At AudioCodes, we have demonstrated our ability to diversify our offering over the years, meeting the dynamic needs of large OEMs, SIs and the carriers they serve by addressing all media processing related tasks in connecting networks. In the past, our media gateways connected PSTN networks to IP-based networks.

As the move to IP intensified throughout the industry, we introduced media server products for managing voice services in an IP only format.

AudioCodes is pleased to consistently be on the innovative side of development, displaying foresight in introducing products with a broad range of connective applications. Our media servers and gateways will soon support video as well, opening up new prospects for operators in deploying combined voice and video through a single gateway or server.

- p . 9 -

AUDIOCODES LTD. AND ITS SUBSIDIARY 2005 ANNUAL REPORT

Partnership

No industry can move forward without its key players working together to cultivate standards-based technologies, complementary products and strategic partnerships.

Over the years, AudioCodes has assisted in leading the widespread acceptance of VoIP through maintaining open standards, advocating equipment interoperability and providing multi-protocol support. AudioCodes is confident to play a key role in enabling seamless network convergence in the emerging NGN, IMS-driven world.

Cultivating close working relationships, encouraging mindshare and teamwork and following through on projects with our global partners paid off considerable dividends. A growing number of OEMs – both Network Equipment Providers (NEPs) and soft-switch application vendors – are expanding their access gateway and trunking gateway solutions with

AudioCodes’ media gateways and media server technology platforms as part of their comprehensive offering.

Beyond empowering our channel, OEM and SI partners with key components in producing open, customized networks for their carrier customers, AudioCodes has done much to solidify its position out in the field. We have moved a considerable part of our sales force closer to our customers, opening new offices in Brazil, Argentina, China, Korea, Japan, Mexico, India, Russia, France, Germany and the UK. By maintaining close working contact with everyone in the delivery chain, AudioCodes hopes to further develop its global teamwork ethos. We are committed to helping our partners access the NGN world by integrating our IMS-ready media servers and technology as major building blocks in their offering.

- p . 10 -

AUDIOCODES LTD. AND ITS SUBSIDIARY 2005 ANNUAL REPORT

OEMs
Softswitch & Application Vendors
Our Channels
SI Partners
Network Equipment Providers (NEPs)

Mindshare

Teamwork

Commitment

Follow-through

Beyond

Leveraging Growth

Anticipating Trends

Creating Opportunity

Designing an Agenda

As VoIP continues to mature as a technology, its impact and considerable influence as a driving force of next generation services continues to echo positively in the communications industry. From legacy operators to competitive multi-play providers, carrier activity continues to expand and diversify.

As the boundaries between dedicated networks continue to fragment, the rapid arrival of IMS, interfacing between previously separate domains will become prominent.

Subsequently, VoIP will only continue to rise in its popularity as a toll-quality, cost-effective technology.

At AudioCodes, we anticipate trends and work towards their realization leading the steady evolution of the new voice infrastructure, enabling wireline, wireless, cable and MSO operators to migrate seamlessly to the emerging IP infrastructure. Our open architecture technology platform and market-leading gateway products open a door to seamless quadruple-play service provision, providing operators with the blueprint to launch their businesses beyond.

AudioCodes continues to empower carriers with the business-critical flexibility they demand in deploying new services. We do so by helping them to connect the dots between their VoIP-driven strategies and the real-world networking challenges and scenarios they need to address in their current and future deployments.

- p . 13 -

AUDIOCODES LTD. AND ITS SUBSIDIARY 2005 ANNUAL REPORT

Dear
Shareholders,

2005 was a year of significant advances for AudioCodes, a year in which we performed remarkably well across our business lines and strengthened our position in the industry and in the developing VoIP market. The year 2005 was about planning for the future and gaining momentum for the long term. The year saw AudioCodes successfully executing on our initiative to develop direct sales of networking equipment and building relationships with leading service providers on a global basis. Our reputation for best-of-breed, high performance media gateway and media server networking products has secured us several strategic design wins with leading OEMs and service providers, and has created a growing pipeline of opportunities as VoIP continues its steady march into the mainstream of the global communications services market.

In 2005, we reorganized our business lines to create better focus on markets and customers. We invested substantially in our technology, products and people, increased our staff by 17%

and significantly diversified and expanded our customer base. In addition to our OEM partners, we have established relationships with large System Integrators and Service Providers in all major areas. As our media gateway and media server networking business began its rapid growth, we also achieved significant wins in our established CPE business line, securing important VoIP network deployment projects with second and third tier operators in many countries with increased success in Europe and South America.

AudioCodes has opened a number of new offices this year, extending our global reach. We believe that this will solidify our presence and ability to assist service provider customers worldwide.

Profitable and growing

Closing out 2005, AudioCodes registered its 17th consecutive quarter of steadily growing revenues and profits, a solid reflection of our continued leadership role in the field, stronger industry position and the credibility we have earned from our NEP partners, tier-1 System Integrators and Service Provider customers.

- p . 14 -

AUDIOCODES LTD. AND ITS SUBSIDIARY 2005 ANNUAL REPORT

SHABTAI ADLERSBERG Co-Founder, President, CEO and Chairman of the Board

Our revenue base grew by 40%, exceeding the $115 million mark, and our earnings more than doubled, reaching $13.4 million. We maintained a high gross margin (above 59%), grew our operating income to 11.6% of sales (up from 6% in 2004), and increased cash flow from operating activities year over year by 283%.

These positive results, delivered consistently over so many quarters, reflect the efficient operation and successful execution of many facets of the company’s infrastructure from business planning to product development through sales and services delivery. They also point to our basic ability to anticipate market trends well and execute on our long-term strategies. We believe that these abilities, augmented by a mature, proven technology platform and state-of-the-

art product offering across all of our business lines, will help us to maintain continued solid growth in coming years.

Connecting networks, establishing partnerships

Leveraging VoIP technology and our media gateway products to enable connectivity between different legacy and IP networks has been our outlook of the market for several years now. We have been steadily shifting the weight of our business focus from technology products only to a mix of technology and networking products which supports our strategy to become a leader in connecting networks, an area that we view as being our future business driver.

The strategy has paid off. In 2005 our networking business grew by an impressive rate – a 60% increase from the previous year. Our mid and high density Media Gateway business more than doubled. We increased our wins in the Tier-1 Network Equipment Provider (NEP) arena, obtaining significant contracts for our media gateway and media server solutions with the likes of Lucent, Nortel, Avaya and others. Significantly, we secured major Service Provider design wins – directly and through our OEM partners.

One has only to look at all our design wins, spanning the VoIP cable, wireline and wireless markets, to see that AudioCodes is well positioned to enjoy further growth in these key areas. We continue to play a major role in facilitating the connecting networks agenda, while establishing new Tier-1 service provider relationships along the way.

Catalysts for 2006

According to industry sources, the Media Gateway market is expected to grow by 25% in the coming year, reaching the $1 billion mark. The Media Servers market is also expected to take a healthy leap forward and double its share to $170M in the communications landscape.

- p . 15 -

AUDIOCODES LTD. AND ITS SUBSIDIARY 2005 ANNUAL REPORT

2005 was identified as the year for Broadband Access and Voice over Broadband (VoB). Popularity for VoB is continuously gaining worldwide, with over 90 million subscriber lines expected by 2008. AudioCodes plans to introduce additional products in this area, enabling us to penetrate segments of this growing VoB market.

The promise of IMS and Fixed Mobile Convergence has led to intensive bid and design activity in the equipment provider market. AudioCodes, with its proven technology, superior Media Gateway and Media Server offering and increasing wins in the networking market is well positioned to provide several key elements in this space. Amongst the biggest VoIP drivers are Fixed Mobile Convergence applications which are in demand by enterprises as a cost effective communications tool, and by MSO’s who can bundle the solution.

Another important catalyst for 2006, will be the introduction of SIP applications which bundles isolated applications available in the marketplace today, such as voicemail, conferencing and others.

As IMS and Voice over Broadband trends continue to evolve and VoIP becomes a technology of choice for service providers using cable, fiber, ADSL, Wi-Fi and WiMAX in delivering their services, we will continue to be a compelling choice in enabling the seamless connectivity of different network infrastructures.

Looking forward

Over the course of 2006, we look forward to continued growth in our business and will work to achieve an increase in excess of 20% in our revenues and close to 40% in our earnings. With better control of our operations and cost structure, we plan to lower the growth rate of our operating expenses to a level of 15%-20% in order to increase profitability. With the increased investment made in our networking business in 2005, we hope to achieve greater earnings over the coming year.

Finally, we will always keep our eyes focused on the horizon for new strategic partners and potential M&A targets – a proven catalyst for generating rapid growth beyond our internal development. We will be looking to expand our market share and presence, and to add new growth engines for the Company in coming years through select acquisition targets that match our long-term business strategy and criteria.

As we move ahead with our efforts, I extend my appreciation to all dedicated AudioCodes employees who have contributed to the success of 2005. We look forward to reporting another innovative and profitable year in 2006.

- p . 16 -

AUDIOCODES LTD. AND ITS SUBSIDIARY 2005 ANNUAL REPORT

Consolidated
Financial Statements

Consolidated Financial Statements

P.19	Report of Independent Registered Public Accounting Firm

P.20	Consolidated Balance Sheets

P.22	Consolidated Statements of Operations

P.23	Statements of Changes in Shareholders’ Equity

P.24	Consolidated Statements of Cash Flows

P.27	Notes to Consolidated Financial Statements

- p . 18 -

AUDIOCODES LTD. AND ITS SUBSIDIARY 2005 ANNUAL REPORT

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

AUDIOCODES LTD.

We have audited the accompanying consolidated balance sheets of AudioCodes Ltd. (“the Company”) and its subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2004 and 2005, and the related consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
February 1, 2006	A Member of Ernst & Young Global

- p . 19 -

AUDIOCODES LTD. AND ITS SUBSIDIARY 2005 ANNUAL REPORT

AUDIOCODES LTD. – Consolidated Balance Sheets
U.S. dollars in thousands

December 31,	2004	2005

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$166,832	$70,957
Short-term bank deposits and structured note	-	61,929
Short-term marketable securities and accrued interest	-	9,863
Trade receivables (net of allowance for doubtful accounts of $685 and $553 as of December 31, 2004 and 2005, respectively)	14,470	17,990
Other receivables and prepaid expenses	4,608	4,891
Inventories	10,059	11,562

Total current assets	195,969	177,192

LONG-TERM INVESTMENTS:
Long-term bank deposits and structured notes	50,195	27,781
Long-term marketable securities	-	49,791
Investment in affiliated companies	487	1,112
Deferred tax assets	-	2,489
Severance pay funds	4,538	5,406

Total long-term investments	55,220	86,579

PROPERTY AND EQUIPMENT, NET	6,694	6,494

INTANGIBLE ASSETS, DEFERRED CHARGES AND OTHER, NET	5,127	3,279

GOODWILL	9,135	18,679

Total assets	$272,145	$292,223

The accompanying notes are an integral part of the consolidated financial statements.

- p . 20 -

AUDIOCODES LTD. AND ITS SUBSIDIARY 2005 ANNUAL REPORT

AUDIOCODES LTD. – Consolidated Balance Sheets
U.S. dollars in thousands, except share and par value data

December 31,	2004	2005

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$6,541	$7,774
Other payables and accrued expenses	17,981	18,620

Total current liabilities	24,522	26,394

ACCRUED SEVERANCE PAY	4,978	5,887

SENIOR CONVERTIBLE NOTES	120,660	120,836

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS’ EQUITY:
Share capital -
Ordinary shares of NIS 0.01 par value-
Authorized: 100,000,000 as of December 31, 2004 and 2005;
Issued: 43,808,132 shares as of December 31, 2004 and 44,529,943 shares as of December 31, 2005; Outstanding: 39,865,993 shares as of December 31, 2004 and 40,587,804 shares as of December 31, 2005	126	128
Additional paid-in capital	126,700	130,616
Treasury stock	(11,320)	(11,320)
Deferred stock compensation	(108)	(72)
Accumulated other comprehensive income	353	84
Retained earnings	6,234	19,670

Total shareholders’ equity	121,985	139,106

Total liabilities and shareholders’ equity	$272,145	$292,223

The accompanying notes are an integral part of the consolidated financial statements.

- p . 21 -

AUDIOCODES LTD. AND ITS SUBSIDIARY 2005 ANNUAL REPORT

AUDIOCODES LTD. – Consolidated Statements of Operations
U.S. dollars in thousands, except per share data

Year ended December 31,	2003	2004	2005

Revenues	$44,228	$82,756	$115,827
Cost of revenues	20,037	34,375	46,993

Gross profit	24,191	48,381	68,834

Operating expenses:
Research and development, net	15,476	20,009	24,415
Selling and marketing	14,537	19,891	25,944
General and administrative	4,066	4,851	6,004

Total operating expenses	34,079	44,751	56,363

Operating income (loss)	(9,888)	3,630	12,471
Financial income, net	1,883	2,165	2,457
Equity in losses of affiliated companies, net	429	516	693

Income (loss) before taxes on income	(8,434)	5,279	14,235
Taxes on income	-	273	799

Net income (loss)	$(8,434)	$5,006	$13,436

Basic net earnings (loss) per share	$(0.22)	$0.13	$0.33

Diluted net earnings (loss) per share	$(0.22)	$0.12	$0.31

The accompanying notes are an integral part of the consolidated financial statements.

- p . 22 -

AUDIOCODES LTD. AND ITS SUBSIDIARY 2005 ANNUAL REPORT

AUDIOCODES LTD. – Statements of Changes in Shareholders’ Equity
U.S. dollars in thousands

	Share capital	Additional paid-in capital	Treasury stock	Deferred stock compensation	Accumulated other comprehensive income	Retained earnings	Total comprehensive income (loss)	Total shareholders’ equity

Balance as of January 1, 2003	$120	$114,635	$(11,105)	$-	$72	$9,662		$113,384

Purchase of treasury stock	-	-	(215)	-	-	-		(215)
Issuance of shares upon exercise of options and employee stock purchase plan	1	1,659	-	-	-	-		1,660
Deferred stock compensation	-	224	-	(224)	-	-		-
Amortization of deferred stock compensation	-	-	-	50	-	-		50
Comprehensive loss, net:
Unrealized gain on forward contracts, net	-	-	-	-	73	-	$73	73
Net loss	-	-	-	-	-	(8,434)	(8,434)	(8,434)

Total comprehensive loss, net							$(8,361)

Balance as of December 31, 2003	121	116,518	(11,320)	(174)	145	1,228		106,518

Issuance of shares upon exercise of options and employee stock purchase plan	5	10,182	-	-	-	-		10,187
Amortization of deferred stock compensation	-	-	-	66	-	-		66
Comprehensive income, net:
Unrealized gain on forward contracts, net	-	-	-	-	208	-	$208	208
Net income	-	-	-	-	-	5,006	5,006	5,006

Total comprehensive income, net							$5,214

Balance as of December 31, 2004	126	126,700	(11,320)	(108)	353	6,234		121,985

Issuance of shares upon exercise of options and employee stock purchase plan	2	3,916	-	-	-	-		3,918
Amortization of deferred stock compensation	-	-	-	36	-	-		36
Comprehensive income, net:
Unrealized loss on forward contracts, net	-	-	-	-	(269)	-	$(269)	(269)
Net income	-	-	-	-	-	13,436	13,436	13,436

Total comprehensive income, net							$13,167

Balance as of December 31, 2005	$128	$130,616	$(11,320)	$(72)	$84	$19,670		$139,106

The accompanying notes are an integral part of the consolidated financial statements.

- p . 23 -

AUDIOCODES LTD. AND ITS SUBSIDIARY 2005 ANNUAL REPORT

AUDIOCODES LTD. – Consolidated Statements of Cash Flows
U.S. dollars in thousands

Year ended December 31,	2003	2004	2005

Cash flows from operating activities:
Net income (loss)	$(8,434)	$5,006	$13,436
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	3,040	2,979	3,369
Amortization of marketable securities premiums and accretion of discounts, net	-	-	143
Equity in losses of affiliated companies, net	429	516	693
Amortization of deferred stock compensation	50	66	36
Amortization of senior convertible notes discount and deferred charges	-	28	198
Decrease (increase) in accrued interest on marketable securities, bank deposits and structured notes	(270)	75	(736)
Increase in trade receivables, net	(3,274)	(4,907)	(3,520)
Decrease (increase) in other receivables and prepaid expenses	(940)	(1,248)	57
Decrease (increase) in inventories	10	(3,712)	(1,503)
Increase in deferred tax assets	-	-	(2,033)
Increase in trade payables	1,795	1,329	1,233
Increase in other payables and accrued expenses	1,145	3,155	1,914
Increase in accrued severance pay, net	20	68	41
Other	-	98	(12)

Net cash provided by (used in) operating activities	(6,429)	3,453	13,316

Cash flows from investing activities:
Investments in affiliated companies	(621)	(512)	(1,318)
Short-term loan to unrelated company	-	-	(350)
Purchase of property and equipment	(1,997)	(4,257)	(2,393)
Proceeds from sale of property and equipment	-	6	96
Investment in short-term bank deposits	-	-	(33,969)
Proceeds from sale of short-term bank deposits	63,074	-	3,969
Investment in long-term bank deposits and structured notes	(50,000)	(18,000)	(20,000)
Proceeds from structured notes called by the issuer	-	18,000	10,000
Investment in short-term and long-term marketable securities	-	-	(59,060)
Payment for acquisition of Universal Audio Server (“UAS”) (1)	(4,373)	(2,500)	-
Payment for acquisition of Ai-Logix (2)	-	(8,684)	(10,000)

Net cash provided by (used in) investing activities	6,083	(15,947)	(113,025)

The accompanying notes are an integral part of the consolidated financial statements.

- p . 24 -

AUDIOCODES LTD. AND ITS SUBSIDIARY 2005 ANNUAL REPORT

AUDIOCODES LTD. – Consolidated Statements of Cash Flows
U.S. dollars in thousands

Year ended December 31,	2003	2004	2005

Cash flows from financing activities:
Proceeds from issuance of senior convertible notes	-	125,000	-
Issuance costs for senior convertible notes	-	(394)	(84)
Initial purchasers discount in respect of senior convertible notes	-	(4,365)	-
Proceeds from issuance of shares upon exercise of options and employee stock purchase plan	1,660	10,187	3,918
Purchase of treasury stock	(215)	-	-

Net cash provided by financing activities	1,445	130,428	3,834

Increase (decrease) in cash and cash equivalents	1,099	117,934	(95,875)
Cash and cash equivalents at the beginning of the year	47,799	48,898	166,832

Cash and cash equivalents at the end of the year	$48,898	$166,832	$70,957

Supplemental disclosure of cash flow activities:
Cash paid during the year for income taxes	$120	$91	$760

Cash paid during the year for interest	$-	$-	$2,500

The accompanying notes are an integral part of the consolidated financial statements.

- p . 25 -

AUDIOCODES LTD. AND ITS SUBSIDIARY 2005 ANNUAL REPORT

AUDIOCODES LTD. – Consolidated Statements of Cash Flows
U.S. dollars in thousands

Year ended December 31,		2003	2004	2005

(1)	Payment for acquisition of UAS

	Net fair value of assets acquired of UAS at the date of acquisition (see also Note 1b):
	Property and equipment	$380	$-	$-
	Technology	1,173	-	-
	Goodwill	4,320	1,000	-

		5,873	1,000	-
	Paid (unpaid) accrued liability	(1,500)	1,500	-

		$4,373	$2,500	$-

(2)	Payment for acquisition of Ai-Logix

	Net fair value of assets acquired and liabilities assumed of Ai-Logix at the date of acquisition (see also Note 1c):
	Working capital, net (excluding cash and cash equivalents)	$-	$1,440	$-
	Property and equipment	-	329	-
	Technology	-	3,100	-
	Goodwill	-	3,815	10,000

		$-	$8,684	$10,000

The accompanying notes are an integral part of the consolidated financial statements.

- p . 26 -

AUDIOCODES LTD. AND ITS SUBSIDIARY 2005 ANNUAL REPORT

AUDIOCODES LTD. – Notes to Consolidated Financial Statements
U.S. dollars in thousands

Note 1: –	General

	a.	Business overview:

AudioCodes Ltd. (“the Company”) and its subsidiaries (together “the Group”) design, develop and market enabling technologies and system products for the transmission of voice data and fax communications over packet network. The Group’s products are designed to enable the new voice infrastructure and are sold to original equipment manufacturers, network equipment providers, systems integrators and distributors in the telecommunications and networking industries.

The Company operates through its wholly-owned subsidiaries in the United States, United Kingdom, Germany, Argentina, Brazil, India and Korea.

	b.	Acquisition of the Universal Audio Server (“UAS”) business from Nortel Networks Limited (“Nortel”):

On April 7, 2003, the Group purchased from Nortel selected assets of its UAS business. As part of the transaction, Nortel granted the Group a license to use its UAS technology and the Group has undertook to act as an exclusive supplier to Nortel for its UAS products over a period of three years from the acquisition. In addition, the parties have entered into a development agreement in relation to future platforms.

The consideration for the transaction amounted to $5,500 in cash, of which: $2,000 was paid at the closing date, $2,000 was paid nine months after the closing date, and $1,500 was paid twelve months after the closing date. Under the terms of the acquisition agreement (“the Agreement”), the Group was also required to pay $1,000 as a contingent payment, upon Nortel completing product integration under the development agreement. In March 2004, product integration was completed and the $1,000 contingent payment was paid and recorded as part of the acquisition cost as additional goodwill in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combination”.

The acquisition was accounted for under the purchase method of accounting in accordance with SFAS No. 141. The results of UAS operations have been included in the consolidated financial statements since the acquisition date.

Pro forma information in accordance with SFAS No. 141 has not been provided, since the revenues and net income of the UAS business, were not material in relation to total consolidated revenues and net loss.

- p . 27 -

AUDIOCODES LTD. AND ITS SUBSIDIARY 2005 ANNUAL REPORT

AUDIOCODES LTD. – Notes to Consolidated Financial Statements
U.S. dollars in thousands

Note 1: –	General (Cont.)

Based upon an independent valuation of tangible and intangible assets acquired, the Group has allocated the total acquisition cost of the UAS assets, as follows:

April 7, 2003

Property and equipment	$380
Technology (five years useful life)	1,173
Goodwill *)	5,320

Total assets acquired	$6,873

*) Including $1,000 of the total acquisition cost which was allocated to goodwill in March 2004.

Goodwill includes but is not limited to the synergistic value and potential competitive benefits that could be realized by the Company from the acquisition. Goodwill is not deductible for tax purposes. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill arising from this acquisition will not be amortized (see also Note 2n).

The value assigned to tangible assets and intangible assets has been determined as follows:

Property and equipment are presented at current replacement cost.

The value assigned to technology amounted to $1,173. The fair value of technology was determined using the income approach.

In accordance with the agreement, contingent payments in the maximum aggregate amount of $12,500 was to be paid to Nortel based on net orders for UAS products placed by Nortel over the 18 month period following the closing date. These contingent payments were not considered part of the acquisition cost and, as they accrued, were offset against related revenues earned by the Group from orders by Nortel for each respective period. The Group periodically assessed the expected earn out payments, based on net sales from orders placed by Nortel. In 2003, the Group accrued earn-out payments in the amount of $1,600, which was included in other payables and accrued expenses in the net amount. In 2004, the Group paid Nortel $4,917 in cash with respect to actual sales for the relevant 18 month period. As of December 31, 2004, no further obligation for contingent payments to Nortel remains.

c.	Acquisition of Ai-Logix Inc. (“Ai-Logix”):

On May 12, 2004, the Group acquired all of the outstanding Ordinary shares of Ai-Logix, a provider of advanced voice and data recording hardware integration cards for the call recording and voice or data logging industry. The Group has undertaken to apply Ai-Logix’s technology, strategic partnerships and customer base to expand its business into the call recording and computer telephony integration markets.

- p . 28 -

AUDIOCODES LTD. AND ITS SUBSIDIARY 2005 ANNUAL REPORT

AUDIOCODES LTD. – Notes to Consolidated Financial Statements
U.S. dollars in thousands

Note 1: –	General (Cont.)

The Group paid $10,000 in cash at the closing of the transaction. An additional payment of $10,000 in cash was made in March 2005 based on the achievement of revenue milestones and additional terms by the Ai-Logix business during 2004 and 2005. This payment was recorded as part of the acquisition cost as additional goodwill in accordance with the provisions of SFAS No. 141.

Ai-Logix became a wholly-owned subsidiary of AudioCodes Inc. and accordingly, its results of operations have been included in the consolidated financial statements of the Group since the acquisition date.

This acquisition was accounted for under the purchase method of accounting in accordance with SFAS No. 141.

Based upon an independent valuation of tangible and intangible assets acquired, the Group has allocated the total acquisition cost of Ai-Logix’s assets and liabilities, as follows:

May 12, 2004

Trade receivables	$1,846
Inventories	1,680
Prepaid expenses	180
Property and equipment	329

Total tangible assets acquired	4,035

Technology (five years useful life)	3,100
Goodwill *)	13,359

Total intangible assets acquired	16,459

Total tangible and intangible assets acquired	20,494

Trade payables	(1,015)
Accrued expenses	(1,045)
Other current liabilities	(206)

Total liabilities assumed	(2,266)

Net assets acquired	$18,228

*)

During 2005, the Company paid an additional payment in the amount of $10,000 out of the total acquisition cost which was allocated to goodwill. The goodwill was reduced in the amount of $456 upon utilization of pre–acquisition carryforward tax losses in accordance with SFAS No. 141 (see also Note 14).

- p . 29 -

AUDIOCODES LTD. AND ITS SUBSIDIARY 2005 ANNUAL REPORT

AUDIOCODES LTD. – Notes to Consolidated Financial Statements
U.S. dollars in thousands

Note 1: –	General (Cont.)

Goodwill includes, but is not limited to, the synergistic value and potential competitive benefits that could be realized by the Company from the acquisition. Goodwill is not deductible for tax purposes. In accordance with SFAS No. 142, goodwill arising from this acquisition will not be amortized (see also Note 2n).

The value assigned to tangible assets, intangible assets and liabilities has been determined as follows:

Current assets and liabilities are recorded at their carrying amounts. The carrying amounts of current assets and liabilities were reasonable proxies for their market value due to their short-term maturity. Property and equipment are presented at current replacement cost.

The value assigned to technology amounted to $3,100. The fair value of technology was determined using the income approach.

The following unaudited pro forma information does not purport to represent what the Group’s results of operations would have been had the acquisition of Ai-Logix been consummated on January 1, 2003 and 2004, respectively, nor does it purport to represent the results of operations of the Group for any future period.

Year ended December 31,	2003	2004

	Unaudited

Revenues	$57,532	$88,125

Net income (loss)	$(8,045)	$4,831

Basic net earnings (loss) per share	$(0.21)	$0.13

Diluted net earnings (loss) per share	$(0.21)	$0.11

d.

The Group is dependent upon sole source suppliers for certain key components used in its products, including certain digital signal processing chips. Although there is a limited number of manufacturers of these particular components, management believes that other suppliers could provide similar components at comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which could adversely affect the operating results of the Group and its financial position.

e.	As to a major customer data, see Note 17b.

- p . 30 -

AUDIOCODES LTD. AND ITS SUBSIDIARY 2005 ANNUAL REPORT

AUDIOCODES LTD. – Notes to Consolidated Financial Statements
U.S. dollars in thousands

Note 2: –	Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

	a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

	b.	Financial statements in U.S. dollars:

A majority of the revenues of the Group is generated in U.S. dollars (“dollar”). In addition, a substantial portion of the Group’s costs is incurred in dollars. The Group’s management believes that the dollar is the primary currency of the economic environment in which all the Group’s entities operate. Thus, the functional and reporting currency of each of the Group’s entities is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with SFAS No. 52, “Foreign Currency Translation”. All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

	c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

	d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible into cash with maturities of three months or less, at the date acquired.

	e.	Short-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months but less than one year. The deposits are in U.S. dollars and bear interest at an average rate of 3.23%. The short-term deposits are presented at their cost. The accrued interest is included in other receivables and prepaid expenses.

- p . 31 -

AUDIOCODES LTD. AND ITS SUBSIDIARY 2005 ANNUAL REPORT

AUDIOCODES LTD. – Notes to Consolidated Financial Statements
U.S. dollars in thousands

Note 2: –	Significant Accounting Policies (Cont.)

	f.	Marketable securities:

The Company accounts for investments in debt securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”.

Management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and evaluates such determinations at each balance sheet date. Debt securities are classified as held-to-maturity since the Company has the intent and ability to hold the securities to maturity and, accordingly, debt securities are stated at amortized cost.

The amortized cost of held-to-maturity securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and interest are included in the consolidated statement of operations as financial income or expenses, as appropriate. The accrued interest on short-term and long-term marketable securities is included in the balance of short-term marketable securities.

	g.	Inventories:

Inventories are stated at the lower of cost or market value. Cost is determined as follows:

Raw materials - using the “average cost” method.

Finished products – using the “average cost” method with the addition of direct manufacturing costs.

The Group periodically evaluates the quantities on hand relative to current and historical selling prices and historical and projected sales volume and technological obsolescence. Based on these evaluations, inventory write-offs and write-down provisions are provided due to slow moving items, technological obsolescence, excess inventories, discontinued products and for market prices lower than cost.

	h.	Long-term bank deposits:

Bank deposits with maturities of more than one year are included in long-term investments and presented at their cost including accrued interest.

	i.	Structured notes:

The Group accounts for investments in structured notes in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” and Emerging Issues Task Force (“EITF”) No. 96-12, “Recognition of Interest Income and Balance Sheet Classification of Structure Notes”. Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as held-to-maturity when the Group has the intent and ability to hold these securities to maturity and are stated at amortized cost. As of December 31, 2004 and 2005, investments in structured notes approximate their market value.

- p . 32 -

AUDIOCODES LTD. AND ITS SUBSIDIARY 2005 ANNUAL REPORT

AUDIOCODES LTD. – Notes to Consolidated Financial Statements
U.S. dollars in thousands

Note 2: –	Significant Accounting Policies (Cont.)

	j.	Investment in affiliated companies:

The Company accounts for its investments in affiliated companies in which it has the ability to exercise significant influence over the operating and financial policies, using the equity method of accounting in accordance with the requirements of Accounting Principle Board (“APB”) No. 18, “The Equity Method of Accounting for Investments in Common Stock”.

Investment in affiliated companies represent investments in Ordinary shares, Preferred shares and convertible loans. The Company applies EITF No. 99-10, “Percentage Used to Determine the Amount of Equity Method Losses”. Accordingly, losses of the affiliated companies are recognized based on the ownership level of the particular investee security held by the investor.

The Company’s investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable, in accordance with APB No. 18. As of December 31, 2005, based on management’s most recent analyses, no impairment losses have been identified.

	k.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and peripheral equipment	33
Office furniture and equipment	6 - 20
Motor vehicles	15
Leasehold improvements	Over the shorter of the term of the lease or the life of the asset

- p . 33 -

AUDIOCODES LTD. AND ITS SUBSIDIARY 2005 ANNUAL REPORT

AUDIOCODES LTD. – Notes to Consolidated Financial Statements
U.S. dollars in thousands

Note 2: –	Significant Accounting Policies (Cont.)

	l.	Intangible assets and deferred charges:

Intangible assets are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS No. 142. Accordingly, acquired technology is amortized over five years.

Cost incurred in respect of issuance of senior convertible notes are deferred and amortized using the effective interest method and classified as a component of interest expense, over the period from issuance to maturity, which is 20 years, in accordance with APB No. 21 “Interest on Receivables and Payables”.

	m.	Impairment of long-lived assets:

The Group’s long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2005, no impairment losses have been identified.

Effective October 1, 2003, as a result of the expected relocation of the Company’s facilities in Israel, the Group changed the estimated useful life of certain leasehold improvements and other equipment to four months. The effect of the change in estimated useful life on the net loss and net loss per share for the year ended December 31, 2003 was $(689) and $(0.02). The annual expected effect of this change of estimated useful life for the following years is immaterial.

Under SFAS No. 144, a long-lived group of assets that is to be abandoned is considered disposed of when it ceases to be used. Thus, an entity that intends to abandon a group of long-lived assets in operations, should evaluate that group of assets as “held and used” and should determine whether it should revise its depreciation estimates to reflect a useful life that is shorter than initially expected and a salvage value consistent with the intention to abandon.

	n.	Goodwill:

Goodwill represents an excess of costs over the fair value of the net assets of businesses acquired under SFAS No. 142, “Goodwill and Other Intangible Assets”.

- p . 34 -

AUDIOCODES LTD. AND ITS SUBSIDIARY 2005 ANNUAL REPORT

AUDIOCODES LTD. – Notes to Consolidated Financial Statements
U.S. dollars in thousands

Note 2: –	Significant Accounting Policies (Cont.)

SFAS No. 142 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment at the reporting unit level by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using market capitalizations. The Company elected to perform its analysis of goodwill impairment during the fourth quarter of 2005. The test was based on the Group’s single operating segment and reporting unit structure. As of December 31, 2005, no impairment losses had been identified.

	o.	Revenue recognition:

The Group generates its revenues primarily from the sale of products. The Group sells its products through a direct sales force and sales representatives. The Group’s products are delivered to its customers, which include original equipment manufacturers, network equipment providers, systems integrators and distributors in the telecommunications and networking industries, all of whom are considered end-users.

Revenues from products are recognized in accordance with Staff Accounting Bulleting (“SAB”) No. 104, “Revenue Recognition in Financial Statements”, when the following criteria are met: persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectibility is probable. The Group has no obligation to customers after the date in which products are delivered other than pursuant to warranty obligations and right of return.

The Group generally grants to its customers a right of return or the ability to exchange a specific percentage of total price paid for products they have purchased over a period of three months for other products. The Group maintains a provision for product returns and exchanges based on their experience with historical sales returns, analysis of credit memo data and other known factors, in accordance with SFAS No. 48, “Revenue Recognition When Right of Return Exists”. The provision was deducted from revenues and amounted to $294, $619 and $545 as of December 31, 2003, 2004 and 2005, respectively.

Revenues from the sale of products which were not yet determined to be final sales due to market acceptance or technological compatibility were deferred and included in deferred revenues.

p.	Warranty costs:

The Group generally provides a warranty period of 12 months, at no extra charge. The Group estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Group’s warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Group periodically assesses the adequacy of its recorded warranty liability and adjusts the amount as necessary. A tabular reconciliation of the changes in the Company’s aggregate product warranty liability was not provided due to immateriality.

- p . 35 -

AUDIOCODES LTD. AND ITS SUBSIDIARY 2005 ANNUAL REPORT

AUDIOCODES LTD. – Notes to Consolidated Financial Statements
U.S. dollars in thousands

Note 2: –	Significant Accounting Policies (Cont.)
	q.	Research and development costs:

Research and development costs, net of grants received, are charged to the statement of operations as incurred.

	r.	Income taxes:

The Group accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. This Statement prescribes the use of the liability method whereby account balances of deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

	s.	Concentrations of credit risk:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, structured notes, marketable securities and trade receivables.

The majority of the Group’s cash and cash equivalents, bank deposits and structured notes are invested in U.S. dollar instruments with major banks in Israel and the United States. Such investments in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Group’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these financial investments.

Marketable securities include investments in debentures of corporations, U.S. government and agencies. Management believes that those corporations and agencies are financially sound, the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to these marketable debt securities.

The trade receivables of the Group are derived from sales to customers located primarily in the Americas, the Far East, Israel and Europe. The Group performs ongoing credit evaluations of its customers and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Group has determined to be doubtful of collection. The Group usually does not require collateral on trade receivables because most of its sales are to large and well-established companies.

- p . 36 -

AUDIOCODES LTD. AND ITS SUBSIDIARY 2005 ANNUAL REPORT

AUDIOCODES LTD. – Notes to Consolidated Financial Statements
U.S. dollars in thousands

Note 2: –	Significant Accounting Policies (Cont.)

	t.	Senior convertible notes:

The Company presents the outstanding principal amount of its senior convertible notes as a long-term liability, in accordance with APB No. 14 “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”. The debt is classified as a long-term liability until the date of conversion on which it would be reclassified to equity, or at the first contractual redemption date, on which it would be reclassified as a short-term liability. Accrued interest on the senior convertible notes is included in “other payables and accrued expenses”. The Initial Purchasers discount is recorded as a discount to the debt and amortized according to the interest method over the term of the senior convertible notes in accordance with EITF No. 00-27 “Application of Issue No. 98-5 to Certain Convertible Industries”, which is 20 years.

	u.	Basic and diluted net earnings (loss) per share:

Basic net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus potential dilutive Ordinary shares considered outstanding during the year, in accordance with SFAS No. 128, “Earnings Per Share”.

Senior convertible notes and certain outstanding stock options and warrants have been excluded from the calculation of the diluted net earnings (loss) per Ordinary share since such securities are anti-dilutive for all periods presented. The total weighted average number of shares related to the senior convertible notes and outstanding options and warrants that have been excluded from the calculations of diluted net earnings (loss) per share was 7,836,696, 4,972,991 and 8,598,556 for the years ended December 31, 2003, 2004 and 2005, respectively.

	v.	Accounting for stock-based compensation:

The Group has elected to follow APB No. 25, “Accounting for Stock Issued to Employees” and FIN No. 44, “Accounting for Certain Transactions Involving Stock Compensation”, in accounting for its employee stock option plans and its non-compensatory Employee Share Purchase Plan (“ESPP”). Under APB No. 25, when the exercise price of the Company’s share options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized.

The Group adopted the disclosure provisions of SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure”, which amended certain provisions of SFAS No. 123 “Accounting for Stock-Based Compensation” to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the prior year. The Group continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

- p . 37 -

AUDIOCODES LTD. AND ITS SUBSIDIARY 2005 ANNUAL REPORT

AUDIOCODES LTD. – Notes to Consolidated Financial Statements
U.S. dollars in thousands

Note 2: –	Significant Accounting Policies (Cont.)

Pro forma information regarding the Group’s net income (loss) and net earnings (loss) per share is required by SFAS No. 123 and has been determined as if the Group had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

The fair value for these options was estimated at the date of grant using the Black and Scholes option pricing model and amortized over the vesting period. Fair values were estimated using the following weighted-average assumptions:

	2003	2004	2005

Dividend yield	0%	0%	0%
Expected volatility	108%	87%	75%
Risk-free interest	3%	3%	4%
Expected life	4 years	4 years	4.5 years

The Black-Scholes pricing-model was used to estimate the fair value of the ESPP compensation. Assumptions are not provided due to immateriality.

Pro forma information under SFAS No. 123 is as follows:

Year ended December 31,	2003	2004	2005

Net income (loss) as reported	$(8,434)	$5,006	$13,436
Add: stock-based compensation expenses determined under the intrinsic value based method included in the reported net income (loss)	50	66	36
Deduct: stock-based compensation expenses determined under the fair value based method for all awards	(10,865)	(8,509)	(8,869)

Pro forma net income (loss)	$(19,249)	$(3,437)	$4,603

Basic net earnings (loss) per share as reported	$(0.22)	$0.13	$0.33

Diluted net earnings (loss) per share as reported	$(0.22)	$0.12	$0.31

Pro forma basic net earning (loss) per share	$(0.51)	$(0.09)	$0.11

Pro forma diluted net earning (loss) per share	$(0.51)	$(0.09)	$0.11

- p . 38 -

AUDIOCODES LTD. AND ITS SUBSIDIARY 2005 ANNUAL REPORT

AUDIOCODES LTD. – Notes to Consolidated Financial Statements
U.S. dollars in thousands

Note 2: –	Significant Accounting Policies (Cont.)

The Group applies SFAS No. 123 and EITF No. 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”, with respect to options and warrants issued to non-employees. SFAS No. 123 requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date.

	w.	Severance pay:

The Group’s liability for severance pay for Israeli employees is calculated pursuant to Israel’s Severance Pay Law, based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment, or a portion thereof. The Group’s liability for all of its Israeli employees is fully provided for by monthly deposits with severance pay funds, insurance policies and by an accrual.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel’s Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies and includes immaterial profits.

Severance expenses for the years ended December 31, 2003, 2004 and 2005, amounted to approximately $1,127, $1,182 and $1,514, respectively.
	x.	Advertising expenses:

Advertising expenses are charged to the statements of operations as incurred. Advertising expenses for the years ended December 31, 2003, 2004 and 2005, amounted to $211, $359 and $371, respectively.

	y.	Fair value of financial instruments:

The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, trade receivables and trade payables approximate their fair value due to the short-term maturity of such instruments.

The carrying amounts of bank deposits and structured notes are estimated by discounting the future cash flows using current interest rates for deposits of similar terms and maturities. The carrying amount of long-term deposits approximates their fair value.

- p . 39 -

AUDIOCODES LTD. AND ITS SUBSIDIARY 2005 ANNUAL REPORT

AUDIOCODES LTD. – Notes to Consolidated Financial Statements
U.S. dollars in thousands

Note 2: –	Significant Accounting Policies (Cont.)
The fair value of marketable securities is based on quoted prices and do not differ significantly from the carrying amount (see Notes 3 and 6).

The fair value of senior convertible notes is based on quoted market values and prevailing market rates, and approximates their carrying amount.

The fair value of foreign currency contracts (used for hedging purposes) is estimated by obtaining current quotes from banks.

	z.	Derivative instruments:

SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, requires a company to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

The Group uses derivatives instruments to manage exposures to foreign currency related to salary payments denominated in New Israeli Shekel (“NIS”). The Group’s objectives for holding derivatives are to minimize risks.

For those derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings.

Since the amounts of forward transactions do not exceed salary payments, those transactions are all highly effective and the results are recorded as payroll expenses, at the time that the hedged expense is recorded. When the Group hedges payrolls for following periods, then the results as of the balance sheet date are recorded in other comprehensive income.

At December 31, 2005, the Group expects to reclassify $84 of net gains on derivative instruments from accumulated other comprehensive income to income during the next nine months due to actual payment of variable interest associated with the floating rate debt.

- p . 40 -

AUDIOCODES LTD. AND ITS SUBSIDIARY 2005 ANNUAL REPORT

AUDIOCODES LTD. – Notes to Consolidated Financial Statements
U.S. dollars in thousands

Note 2: –	Significant Accounting Policies (Cont.)

	a.	Impact of recently issued accounting standards:

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued Statement No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”), which is a revision of SFAS No. 123. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123 permitted, but did not require, share-based payments to employees to be recognized based on their fair values while SFAS No. 123(R) requires all share-based payments to employees including grants of employee stock options and shares issued under the ESPP to be recognized based on their fair values. SFAS No. 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. SFAS No. 123(R) will be effective for periods commencing January 1, 2006. SFAS No. 123(R) permits public companies to adopt its requirements using either the modified prospective or modified retrospective method. The Company currently expects to adopt SFAS No. 123(R), using the modified prospective method of adoption in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.

In March 2005, the Securities and Exchange Commission (“SEC”) released SEC Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB 107”). SAB 107 provides the SEC staff’s position regarding the application of SFAS No. 123(R) and contains interpretive guidance related to the interaction between SFAS No. 123(R) and certain SEC rules and regulations, and also provides the SEC staff’s views regarding the valuation of share-based payment arrangements for public companies. SAB 107 highlights the importance of disclosures made relating to the accounting for share-based payment transactions. The Company is currently reviewing the effect of SAB 107 and SFAS No. 123(R) on its financial position, results of operations and cash flows. The Company expects that the adoption of SFAS No. 123(R) and SAB 107 will have a material effect on its financial position and results of operations.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4”. SFAS No. 151 amends Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS No. 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS No. 151 will have a material effect on its financial position or results of operations.

- p . 41 -

AUDIOCODES LTD. AND ITS SUBSIDIARY 2005 ANNUAL REPORT

AUDIOCODES LTD. – Notes to Consolidated Financial Statements
U.S. dollars in thousands

Note 2: –	Significant Accounting Policies (Cont.)

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, a replacement of APB No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB No. 20 previously required that most voluntary changes in accounting principles be recognized by including in net income for the period of the change, the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retroactive application to prior periods’ financial statements of a voluntary change in accounting principles unless it is impracticable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. As of December 31, 2005, adoption of SFAS No. 154 will not have a material impact on the Company’s financial position or results of operation.

In November 2005, the FASB issued FSP FAS 115-1. The FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The FSP also includes accounting considerations subsequent to the recognition of other than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends SFAS No. 115, “Accounting for Certain Investments in Debt and Equity”. The FSP replaces the impairment evaluation guidance of EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” with references to the existing other-than-temporary impairment guidance. The FSP clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other-than-temporary, even if a decision to sell an impaired security has not been made. The guidance in this FSP is to be applied to reporting periods beginning after December 15, 2005. As of December 31, 2005, adoption of FSP FAS 115-1 will not have a material impact on the Company’s financial position or results of operations.

- p . 42 -

AUDIOCODES LTD. AND ITS SUBSIDIARY 2005 ANNUAL REPORT

AUDIOCODES LTD. – Notes to Consolidated Financial Statements
U.S. dollars in thousands

Note 3: –	Short-term Marketable Securities And Accrued Interest

During 2005, the Company invested in marketable debt securities which are classified as held-to-maturity investments.

December 31, 2005	Amortized cost	Net unrealized losses	Market Value

Held-to-maturity - matures within one year:

Corporate debentures	$8,040	$53	$7,987
U.S. government and agencies debts	1,000	4	996
Accrued interest	823	-	823

	$9,863	$57	$9,806

The unrealized losses on the Company’s investments in all types of securities are due to interest rate increases. The contractual cash flows of these investments are either guaranteed by the U.S. government or an agency of the U.S. government or were issued by highly rated corporations. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company’s investment. Since the Company has the ability and intent to hold these investments until a recovery of fair value, which may be until maturity, the Company does not consider these investments to be other-than-temporarily impaired as of December 31, 2005. In addition, the unrealized losses are for periods not longer than twelve months.

Note 4: –	Inventories

December 31,	2004	2005

Raw materials	$4,384	$4,598
Finished products	5,675	6,964

	$10,059	$11,562

In the years ended December 31, 2003, 2004 and 2005, the Group wrote-off and wrote-down inventory in a total amount of $835, $1,237 and $1,168, respectively. These amounts are included in cost of revenues.

- p . 43 -

AUDIOCODES LTD. AND ITS SUBSIDIARY 2005 ANNUAL REPORT

AUDIOCODES LTD. – Notes to Consolidated Financial Statements
U.S. dollars in thousands

Note 5: –	Long-term Bank Deposits And Structured Notes

Long-term bank deposits and structured notes are composed as follows:

December 31,	2004	2005	2004	2005

	Weighted average interest

Long-term bank deposits (in U.S. dollars)	2.7%	-	$25,195	$-
Structured notes (1)	3.8%	3.0%	25,000	27,781

			$50,195	$27,781

(1)

As of December 31, 2005, the Group purchased callable structured notes at par value totaling $28,000 for settlement during 2006 to 2010 from several banks. Under the arrangements with the banks, whether or not the structured notes bear interest depends upon the three month to one year LIBOR rate.

For each day in which the relevant LIBOR rate is below an agreed annual fixed rate, which ranges from 2.5% to 6% the structured notes bear interest at the rate of 3.2% to 5.75% per annum. On all other days, the structured notes do not bear any interest. As of December 31, 2005, investments in structured notes securities approximate their market value.

- p . 44 -

AUDIOCODES LTD. AND ITS SUBSIDIARY 2005 ANNUAL REPORT

AUDIOCODES LTD. – Notes to Consolidated Financial Statements
U.S. dollars in thousands

Note 6: –	Long-term Marketable Securities

During 2005, the Company invests in marketable debt securities which are classified as held-to-maturity investments.

December 31, 2005	Amortized cost	Net unrealized losses	Market Value

Held-to-maturity - matures after one year through three years:

Corporate debentures	$33,792	$265	$33,527
U.S. government and agencies debts	15,999	130	15,869

	$49,791	$395	$49,396

The unrealized losses on the Company’s investments in all types of securities are due to interest rate increases. The contractual cash flows of these investments are either guaranteed by the U.S. government or an agency of the U.S. government or were issued by highly rated corporations. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company’s investment. Since the Company has the ability and intent to hold these investments until a recovery of fair value, which may be until maturity, the Company does not consider these investments to be other-than-temporarily impaired as of December 31, 2005. In addition, the unrealized losses are for periods not longer than twelve months.

- p . 45 -

AUDIOCODES LTD. AND ITS SUBSIDIARY 2005 ANNUAL REPORT

AUDIOCODES LTD. – Notes to Consolidated Financial Statements
U.S. dollars in thousands

Note 7: –	Investment in Affiliated Companies

a.

In December 2000, the Company signed an agreement to invest in an unrelated privately-held company (“affiliated company”). During 2005, the Company granted convertible loans in the amount of $ 611. The loans bear no interest and shall be convertible into shares. The date of conversion, the type of the shares and the number of shares granted will be determined by the board of directors of the investee. As of December 31, 2005, the Company holds 41% of the affiliated company’s share capital.

December 31,	2004	2005

Equity, net (1)	$487	$(232)
Convertible loans	-	611

Total investments	$487	$379

December 31,		2004	2005

(1)	Net equity as follows:

	Net equity as of purchase date	$93	$93
	Unamortized goodwill	2,389	2,389
	Accumulated net losses	(1,995)	(2,714)

		$487	$(232)

b.

In July, 2005, the Company signed a share purchase agreement with another unrelated privately-held company and certain of its shareholders to acquire 19.5% of its Ordinary shares for a total purchase price in the amount of $707.

December 31,	2004	2005

Net equity as of purchase date	$-	$(106)
Unamortized goodwill	-	813
Accumulated net income	-	26

Total investment	$-	$733

- p . 46 -

AUDIOCODES LTD. AND ITS SUBSIDIARY 2005 ANNUAL REPORT

AUDIOCODES LTD. – Notes to Consolidated Financial Statements
U.S. dollars in thousands

Note 8: –	Property and Equipment

December 31,	2004	2005

Cost:
Computers and peripheral equipment	$10,492	$11,767
Office furniture and equipment	5,244	6,333
Motor vehicles	48	48
Leasehold improvements	1,357	1,289

	17,141	19,437

Accumulated depreciation:
Computers and peripheral equipment	8,004	9,184
Office furniture and equipment	2,127	3,327
Motor vehicles	48	48
Leasehold improvements	268	384

	10,447	12,943

Depreciated cost	$6,694	$6,494

Depreciation expenses amounted to $ 2,880, $ 2,352 and $ 2,509 for the years ended December 31, 2003, 2004 and 2005, respectively.

- p . 47 -

AUDIOCODES LTD. AND ITS SUBSIDIARY 2005 ANNUAL REPORT

AUDIOCODES LTD. – Notes to Consolidated Financial Statements
U.S. dollars in thousands

Note 9: –	Intangible Assets, Deferred Charges And Other

	December 31,	2004	2005

a.	Cost:
	Acquired technology	$4,273	$4,273
	Deferred charges	1,644	478
	Other	–	200

		5,917	4,951

	Accumulated amortization:
	Acquired technology	787	1,647
	Deferred charges	3	25

		790	1,672

	Amortized cost	$5,127	$3,279

b.	Amortization expenses related to acquired technology amounted to $160, $627 and $860 for the years ended December 31, 2003, 2004 and 2005, respectively.
c.	Expected amortization expenses related to acquired technology for the years ended December 31:

2006	$860
2007	860
2008	673
2009	233

$2,626

d.	Amortization expenses related to deferred charges amounted to $ 3 and $ 22 for the years ended December 31, 2004 and 2005, respectively.

- p . 48 -

AUDIOCODES LTD. AND ITS SUBSIDIARY 2005 ANNUAL REPORT

AUDIOCODES LTD. – Notes to Consolidated Financial Statements
U.S. dollars in thousands

Note 10: –	Other Payables And Accrued Expenses

December 31,	2004	2005

Employees and payroll accruals	$6,355	$8,088
Technology licensing fee provision	3,974	2,901
Government authorities	874	738
Accrued expenses	5,187	6,568
Deferred revenues	1,430	300
Others	161	25

	$17,981	$18,620

Note 11: –	Senior Convertible Notes

In November 2004, the Company issued $ 125,000 (including the exercise of the option as described below) in an aggregate principal amount of 2% Senior Convertible Notes due November 9, 2024 (“the Notes”). The Company is obligated to pay interest on the Notes semi-annually on May 9 and November 9 of each year.

The Notes are convertible, at the option of the holders at any time before the maturity date, into Ordinary shares of the Company at a conversion rate of 53.4474 Ordinary shares per $ 1 principal amount of Notes, representing a conversion price of approximately $ 18.71 per share. The Notes are subject to redemption at any time on or after November 9, 2009, in whole or in part, at the option of the Company, at a redemption price of 100% of the principal amount plus accrued and unpaid interest. The Notes are subject to repurchase, at the holders’ option, on November 9, 2009, November 9, 2014 or November 9, 2019, at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest, if any, on such repurchase date. The Company can choose to pay the repurchase price in cash, Ordinary shares or a combination of cash and Ordinary shares. As of December 31, 2005, the Notes are presented as a long-term liability.

The Notes also contain a provision for a “make-whole” premium to be paid by the Company to holders of the Notes in the event of certain changes in control that could occur during the life of the Notes. The premium is payable in the form of cash, the Company’s Ordinary shares, or the same form of consideration used to pay for the shares of the Company’s Ordinary shares in connection with the transaction constituting the change in control. The premium declines over time and is based upon the price of the Company’s Ordinary shares as of the effective date of the change in control. Due to immateriality, the Company did not record separate derivative in the financial statements.

- p . 49 -

AUDIOCODES LTD. AND ITS SUBSIDIARY 2005 ANNUAL REPORT

AUDIOCODES LTD. – Notes to Consolidated Financial Statements
U.S. dollars in thousands

Note 11: –	Senior Convertible Notes

The Notes were issued with a conversion price equal to $ 18.71 per share, which reflected the closing share price on the Nasdaq on the date of the offering, which was $ 14.12, plus a premium of 32.5%. In accordance with EITF No. 00-27, no beneficial conversion feature was recognized or recorded.

The additional amount that the Company can be required to pay in respect of the withholding taxes was recorded as a liability.

As part of the offering, the Company granted the Initial Purchasers an option to purchase at any time during 30 days from the date of the offering, up to an additional $ 25,000 principal amount of senior convertible notes. The option, in accordance with SFAS No. 133, is not embedded and therefore should be measured on a stand-alone basis. On November 16, 2004, the option was exercised in full. Due to immateriality, the Company did not record this option and its exercise in the financial statements.

Note 12: –	Commitments and Contingent Liabilities

a.	Lease commitments:

The Group’s facilities are rented under several lease agreements in Israel and the U.S. for periods ending in 2013.

Future minimum rental commitments under non-cancelable operating leases for the years ended December 31, are as follows:

2006	$2,530
2007	2,429
2008	2,447
2009	2,466
2010 and thereafter	8,611

$18,483

Rent expenses for the years ended December 31, 2003, 2004 and 2005, were approximately $ 1,829, $ 2,927 and $ 2,938, respectively.

- p . 50 -

AUDIOCODES LTD. AND ITS SUBSIDIARY 2005 ANNUAL REPORT

AUDIOCODES LTD. – Notes to Consolidated Financial Statements
U.S. dollars in thousands

Note 12: –	Commitments and Contingent Liabilities (Cont.)

	b.	Royalty commitment to the Office of the Chief Scientist of Israel (“OCS”):

Under the research and development agreements of the Company with the OCS and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3%-4.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the OCS research and development grants received, linked to the U.S. dollar plus interest on the unpaid amount received based on the 12-month LIBOR rate applicable to dollar deposits. The Company is obligated to repay the Israeli Government for the grants received only to the extent that there are sales of the funded products.

The Company did not repay or accrue royalties for the year ended December 31, 2005, relating to such grants.

As of December 31, 2005, the Company had a contingent obligation to pay royalties in the amount of approximately $ 1,617.

	c.	Royalty commitments to third parties:

The Group entered into technology licensing fee agreements with third parties. Under the agreements, the Group agreed to pay the third parties royalties until 2008, based on 0.3%-0.9% of the Group’s total consolidated revenues.

From time to time, the Group may be subject to patent infringement claims that arise in the ordinary course of its business activities. The Group estimates and records liabilities for those contingent claims for which it believes future expenditures will be required and for which such expenditures can be reasonably estimated.

- p . 51 -

AUDIOCODES LTD. AND ITS SUBSIDIARY 2005 ANNUAL REPORT

AUDIOCODES LTD. – Notes to Consolidated Financial Statements
U.S. dollars in thousands

Note 13: –	Shareholders’ Equity

	a.	Treasury stock:

On January 10, 2001 and on April 28, 2002, the Company’s Board of Directors approved a share repurchase program pursuant to which the Company is authorized to purchase up to an aggregate amount of 4,000,000 of its outstanding Ordinary shares. As of December 31, 2005, the Company had purchased 3,942,139 of its outstanding Ordinary shares, at a weighted average price per share of $ 2.87.

	b.	Warrants issued to consultants:

During 1999, the Company issued warrants to consultants to purchase 4,000 and 50,000 Ordinary shares of NIS 0.01 par value at an exercise price of $ 9.82 per share and $ 18.82 per share, respectively, expiring seven years from the date of grant. Warrants to purchase 24,000 Ordinary shares at an exercise price of $ 18.82 per share were exercisable immediately, and warrants to purchase 30,000 Ordinary shares are exercisable in four equal annual installments from the date of grant. During 2001, warrants to purchase 10,000 Ordinary shares at an exercise price of $ 18.82 were exercised.

As of December 31, 2005, 44,000 warrants are outstanding and exercisable at a weighted average exercise price of $ 18.

	c.	Employee Stock Purchase Plan:

In May 2001, the Company’s Board of Directors adopted the Employee Stock Purchase Plan (“the Purchase Plan”), which provides for the issuance of a maximum of 2,000,000 Ordinary shares. As of December 31, 2005, 1,033,290 shares are still available for future issuance. Eligible employees can have up to 15% of their wages, up to certain maximums, used to purchase Ordinary shares. The Purchase Plan is implemented with purchases every six months occurring on January 31 and July 31 of each year. The price of the Ordinary shares purchased under the Purchase Plan is equal to 85% of the lower of the fair market value of the Ordinary shares on the commencement date of each offering period or on the semi-annual purchase date.

During the years ended December 31, 2003, 2004 and 2005, 290,605, 208,952 and 257,746 shares, respectively, were issued under the Purchase Plan for aggregate considerations of $ 537, $ 1,332 and $ 2,134, respectively.

	d.	Employee Stock Option Plans:

Under the Company’s 1997 and 1999 Stock Option Plans (“the Plans”), options to purchase Ordinary shares may be granted to officers, directors, employees and consultants of the Group.

The total number of shares authorized for grant of options under the Plans is 14,704,523. As of December 31, 2005, 1,536,509 shares are still available for future option grants.

Stock options granted under the Plans are exercisable usually at the fair market value of the Ordinary shares at the date of grant and expire ten or seven years from the date of grant. The options generally vest over four or five years, from the date of grant. Any options, which are forfeited or cancelled before expiration, become available for future grants.

- p . 52 -

AUDIOCODES LTD. AND ITS SUBSIDIARY 2005 ANNUAL REPORT

AUDIOCODES LTD. – Notes to Consolidated Financial Statements
U.S. dollars in thousands

Note 13: –	Shareholders’ Equity (Cont.)

A summary of the Group’s stock option activity and related information for the years ended December 31, 2003, 2004 and 2005, is as follows:

	2003		2004		2005

Year ended December 31,	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at the beginning of the year	7,202,088	$8.21	8,425,947	$7.76	7,852,800	$9.46
Granted	1,737,500	$3.94	1,693,000	$11.96	1,029,500	$10.26
Exercised	(269,742)	$4.14	(1,869,446)	$4.72	(466,065)	$3.86
Forfeited	(243,899)	$5.92	(396,701)	$6.28	(525,863)	$17.18

Outstanding at the end of the year	8,425,947	$7.76	7,852,800	$9.46	7,890,372	$9.38

Options exercisable at the end of the year	4,526,834	$9.46	4,094,213	$10.98	4,819,818	$9.55

The options outstanding as of December 31, 2005, have been separated into ranges of exercise prices, as follows:

Range of exercise price	Options outstanding as of December 31, 2005	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2005	Weighted average exercise price of exercisable options

		(Years)

$ 0.61	121,000	2.16	$0.61	121,000	$0.61
$ 1.1	163,600	2.51	$1.10	163,600	$1.10
$ 1.73-2.51	808,393	3.81	$2.29	553,893	$2.26
$ 2.67-4	590,443	3.38	$3.14	405,855	$3.05
$ 4.1-6.04	1,204,680	3.51	$4.45	913,847	$4.36
$ 6.51-9.24	1,278,306	2.70	$7.63	1,051,556	$7.53
$ 9.32-14.76	2,888,750	5.94	$11.01	814,242	$10.84
$ 15.94-20.38	141,000	2.70	$17.74	101,625	$18.44
$ 25.5-36.53	670,200	1.30	$29.03	670,200	$29.03
$ 50.50	24,000	1.49	$50.50	24,000	$50.50

	7,890,372		$9.38	4,819,818	$9.55

- p . 53 -

AUDIOCODES LTD. AND ITS SUBSIDIARY 2005 ANNUAL REPORT

AUDIOCODES LTD. – Notes to Consolidated Financial Statements
U.S. dollars in thousands

Note 13: –	Shareholders’ Equity (Cont.)

The Company has recorded deferred stock compensation for options issued with an exercise price below the fair market value of the Ordinary shares on the date of grant. The deferred stock compensation has been amortized and recorded as compensation expense ratably over the vesting period of the options. Compensation expenses of approximately $50, $66 and $36 were recognized during the years ended December 31, 2003, 2004 and 2005, respectively.

Options granted to employees in 2003, 2004 and 2005 have an exercise price equal to the fair market value of an Ordinary share at the grant date, except for options that were granted in 2003 to certain employees with an exercise price less than the share market price at the grant date. The weighted average fair values of the options granted during 2003, 2004 and 2005, were $3.77, $7.63 and $6.27, respectively.

e.	Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend to pay cash dividends in the foreseeable future. (See also Note 14a.)

Note 14: –	Taxes On Income

a.	Israeli taxation:

	1.	Measurement of taxable income:

Commencing in taxable year 2003, the Company has elected to measure its taxable income and file its tax return under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. Such an elective obligates the Company for three years. Accordingly, commencing taxable year 2003, results for tax purposes are measured in terms of earnings in dollars. The Company has elected to extend the term of the above mentioned tax measurement by another year.

	2.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the law”):

The Company’s production facilities have been granted the status of an “Approved Enterprise” in accordance with the law under four separate investment programs. According to the provisions of such Israeli law, the Company has been granted the “Alternative Benefit Plan”, under which the main benefits are tax exemption and reduced tax rate. Therefore, the Company’s income derived from Approved Enterprise will be entitled to a tax exemption for a period of two to four years and to an additional period of six to eight years of reduced tax rates of 10% - 25% (based on the percentage of foreign ownership). The duration of tax benefits of reduced tax rates is subject to a limitation of the earlier of 12 years from commencement of production, or 14 years from the approval date. The Company utilized tax benefits from the first program in 1998 and is eligibled for benefits through 2007. Tax benefits from the remaining programs are scheduled to gradually expire through 2013.

- p . 54 -

AUDIOCODES LTD. AND ITS SUBSIDIARY 2005 ANNUAL REPORT

AUDIOCODES LTD. – Notes to Consolidated Financial Statements
U.S. dollars in thousands

Note 14: –	Taxes On Income (Cont.)

As of December 31, 2005, retained earnings included approximately $540 in tax-exempt income earned by the Company’s “Approved Enterprise”. The Company’s Board of Directors has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s “Approved Enterprise”.

Tax-exempt income attributable to the “Approved Enterprise” cannot be distributed to shareholders without subjecting the Company to taxes except upon complete liquidation of the Company. If such retained tax-exempt income is distributed in a manner other than upon the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits (currently between 10% - 25%) and an income tax liability of approximately up to $135 would be incurred by the Company.

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the above law, regulations published thereunder and the certificate of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2005, management believes that the Company is in compliance with all of the aforementioned conditions.

Income from sources other than the “Approved Enterprise” during the benefit period will be subject to tax at the regular tax rate prevailing at that time.

On April 1, 2005, an amendment to the law came into effect (“the Amendment”) and has significantly changed the provisions of the law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Beneficiary Enterprise, such as provisions generally requiring that at least 25% of the Beneficiary Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

In addition, the law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company’s existing “Approved Enterprises” will generally not be subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the law has amended, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record a deferred tax liability with respect to such tax-exempt income.

- p . 55 -

AUDIOCODES LTD. AND ITS SUBSIDIARY 2005 ANNUAL REPORT

AUDIOCODES LTD. – Notes to Consolidated Financial Statements
U.S. dollars in thousands

Note 14: –	Taxes On Income (Cont.)

	3.	Net operating losses carryforwards:

As of December 31, 2005, the Company has accumulated losses for tax purposes in the amount of approximately $80 million, which can be carried forward and offset most of against taxable income in the future for an indefinite period.

	4.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

The Company currently qualifies as an “Industrial Company” under the above law and as such is entitled to certain tax benefits, including accelerated depreciation and the deduction of public offering expenses in three equal annual payments.

	5.	Tax rates:

Under an amendment to the Israeli Income Tax Ordinance appeal on July 25, 2005, a gradual decrease in the corporate tax rate in Israel will be in effect as follows: in 2006 - 31%, in 2007 - 29%, in 2008 - 27%, in 2009 - 26% and in 2010 and thereafter - 25%.

b.	Income (loss) before taxes on income comprised as following:

Year ended December 31,	2003	2004	2005

Domestic	$(7,338)	$2,303	$6,694
Foreign	(1,096)	2,976	7,541

	$(8,434)	$5,279	$14,235

- p . 56 -

AUDIOCODES LTD. AND ITS SUBSIDIARY 2005 ANNUAL REPORT

AUDIOCODES LTD. – Notes to Consolidated Financial Statements
U.S. dollars in thousands

Note 14: –	Taxes On Income (Cont.)

c.	Taxes on income are comprised as follows:

Year ended December 31,	2003	2004	2005

Current taxes	$-	$273	$3,048
Tax in respect of prior years	-	-	240
Deferred taxes *)	-	-	(2,489)

	$-	$273	$799

*)	Including $456 of the total deferred tax assets upon utilization of pre-acquisition carryforward tax losses derived from acquisition of Ai-Logix in accordance with SFAS No. 141 (See also Note 1c).

Year ended December 31,	2003	2004	2005

Domestic	$-	$-	$2,167
Foreign	-	273	(1,368)

	$-	$273	$799

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax liabilities and assets are as follows:

Year ended December 31,	2004	2005

Deferred tax assets:
Net operating loss carryforwards	$40,475	$34,616
Reserves and allowances	6,544	7,071

Net deferred tax assets before valuation allowance	47,019	41,687
Valuation allowance	(47,019)	(39,198)

Net deferred tax assets	$-	$2,489

Domestic	$-	$2,489

- p . 57 -

AUDIOCODES LTD. AND ITS SUBSIDIARY 2005 ANNUAL REPORT

AUDIOCODES LTD. – Notes to Consolidated Financial Statements
U.S. dollars in thousands

Note 14: –	Taxes On Income (Cont.)

The Company’s U.S. subsidiaries have estimated total available carryforward tax losses of approximately $22 million to offset against future taxable profit between 2015 and 2024. As of December 31, 2005, the Company recorded a deferred tax asset of $2,489 relating to the available net carryforward tax losses.

Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

The Company has provided valuation allowances in respect of deferred tax assets resulting from tax benefits related to employee stock option exercises, which will be credited to additional paid-in capital when realized. Management currently believes that it is more likely than not that those deferred tax deductions will not be realized in the foreseeable future.

e.	Reconciliation of the theoretical tax expenses:

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of operations is as follows:

Year ended December 31,	2004	2005

Income before taxes, as reported in the consolidated statements of income	$5,279	$14,235

Statutory tax rate	35%	34%

Theoretical tax expenses on the above amount at the Israeli statutory tax rate	1,848	4,840
Deferred taxes resulting from “Approved Enterprise” benefits for which a valuation allowance was provided (1)	(4,335)	(3,543)
Tax adjustment in respect of different tax rate of foreign subsidiaries	-	(84)
Non-deductible expenses	1,355	1,663
Deferred taxes on losses for which a valuation allowance was provided	1,223	(4,278)
Inter-company charges	-	1,725
Equity in losses of affiliated companies, net	182	236
Income taxes in respect of prior years	-	240

Actual tax expense	$273	$799

(1) Per share amounts (basic) of the tax benefit resulting from the exemption	$0.11	$0.09

Per share amounts (diluted) of the tax benefit resulting from the exemption	$0.10	$0.08

- p . 58 -

AUDIOCODES LTD. AND ITS SUBSIDIARY 2005 ANNUAL REPORT

AUDIOCODES LTD. – Notes to Consolidated Financial Statements
U.S. dollars in thousands

Note 15: –	Basic And Diluted Net Earnings (Loss) Per Share

Year ended December 31,	2003	2004	2005

Numerator:

Net income (loss) available to shareholders of Ordinary Shares	$(8,434)	$5,006	$13,436

Denominator:

Denominator for basic earnings (loss) per share - weighted average number of Ordinary shares, net of treasury stock	37,509,000	38,613,597	40,295,591
Effect of dilutive securities:
Employee stock options and ESPP	* ) -	3,993,000	2,790,110
Senior convertible notes	-	*) -	* ) -

Denominator for diluted net earnings (loss) per share - adjusted weighted average number of shares	37,509,000	42,606,597	43,085,701

*)	Antidilutive.

Note 16: –	Financial Income (Expenses), Net

Year ended December 31,	2003	2004	2005

Financial expenses:
Foreign currency translation differences	$(396)	$(403)	$(438)
Interest	-	(381)	(3,357)
Amortization of marketable securities premiums and accretion of discounts, net	-	-	(143)
Others	(105)	(94)	(155)

	(501)	(878)	(4,093)

Financial income:
Foreign currency translation differences	376	310	447
Interest	2,008	2,726	6,103
Others	-	7	-

	2,384	3,043	6,550

	$1,883	$2,165	$2,457

- p . 59 -

AUDIOCODES LTD. AND ITS SUBSIDIARY 2005 ANNUAL REPORT

AUDIOCODES LTD. – Notes to Consolidated Financial Statements
U.S. dollars in thousands

Note 17: –	Major Customers And Geographic Information

a.	Summary information about geographic areas:

The Group manages its business on a basis of one reportable segment (see Note 1 for a brief description of the Group’s business). The data is presented in accordance with SFAS No. 131 “Disclosure About Segments of an Enterprise and Related Information”. Revenues in the table below are attributed to geographical areas based on the location of the end customers.

The following presents total revenues for the years ended December 31, 2003, 2004 and 2005 and long-lived assets as of December 31, 2003, 2004 and 2005.

	2003		2004		2005

	Total revenues	Long- lived assets	Total revenues	Long- lived assets	Total revenues	Long- lived assets

Israel	$2,984	$3,811	$8,332	$7,357	$12,235	$6,248
Americas	25,179	6,086	51,573	13,594	66,622	22,193
Europe	5,587	-	10,972	5	22,434	7
Far East	10,478	-	11,879	-	14,536	4

	$44,228	$9,897	$82,756	$20,956	$115,827	$28,452

b.	Major customer’s data as a percentage of total revenues:

Year ended December 31,	2003	2004	2005

Customer A	14%	19%	16%

c.	Product lines:

Total revenues from external customers divided on the basis of the Company’s product lines are as follows:

Year ended December 31,	2003	2004	2005

Technology	$28,507	$48,500	$62,287
Networking	15,721	34,256	53,540

	$44,228	$82,756	$115,827

- p . 60 -

AUDIOCODES LTD. AND ITS SUBSIDIARY 2005 ANNUAL REPORT

Corporate Directory

Corporate Officers

Shabtai Adlersberg
Chairman of the Board,
President and Chief Executive Officer

Nachum Falek
Vice President,
Finance and Chief Financial Officer

Principal Executives

Lior Aldema
Vice President,
Marketing and Product Management

Tal Dor
Vice President,
Human Resources

Gary Drutin
Vice President Sales EMEA,
Channel Operation & Marketing

Eyal Frishberg
Vice President,
Operations

Yehuda Hershkovits
Vice President,
Systems Group International

Bill Ingram
Vice President &
General Manager of Service Provider Solutions,
North America

Eli Nir
Vice President,
Research and Development
Perez David Eliel
Vice President,
Sales Asia Pacific

Ben Rabinowitz
Vice President &
General Manager of Session Border
Controllers and Media Server Business
Lines

Itamar Rosen
Adv. Vice President, Legal Affairs,
General Counsel and Company Secretary

Moshe Tal
Vice President &
General Manager of Blade Business
Line

Board of Directors

Shabtai Adlersberg
Chairman of the Board,
President and Chief Executive Officer

Dr. Eyal Kishon
Director

Doron Nevo
Director

Dana Gross
Director

Joseph Tenne
Director
Investor Relations

Shirley Nakar
AudioCodes
Phone: +972-3-976-4000
Shirley@audiocodes.com

Erik Knettel
22 Cortlandt Street
14th floor
New York, NY 10007
Phone: (646)284-9415

Independent Auditors

Kost, Forer Gabbay & Kasierer
A Member of Ernst and Young Global
3 Aminadav Street
Tel Aviv, Israel 67067
Phone: 972-3-623-2525

Transfer Agent
American Stock Transfer & Trust
Company
59 Maiden Lane, Plaza Level
New York, NY 10038
Phone: (212)936-5100

Statements concerning AudioCodes’ business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materialty from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes’ industry and target markets in particular; shifts in suppty and demand; market acceptance of new products and continuing products’ demand; the impact of competitive products and pricing on AudioCodes’ and its customers’ products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; and other factors detailed in AudioCodes’ filings with the Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this report. AudioCodes, AC, Ardito, AudioCoded, NetCoder, TrunkPack, VoicePacketizer, MediaPack, Stretto, Mediant, VoIPerfect and IPmedia are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners.

Design: Portnov-Mishan.com Illustrations: Yaara Eshet	© 2006 AudioCodes Ltd. All rights reserved.

www.audiocodes.com
Your Gateway to VoIP
AudioCodes